SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Youbet.com, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
987413101

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 11, 2009

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	987413101	13D	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,411,048

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,518,583

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,411,048

WITH	10	SHARED DISPOSITIVE POWER

		2,518,583

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,929,631

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.2%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D
Item 1. Security and Issuer
     This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Youbet.com, Inc. (the “Company”). The Company’s principal executive offices are located at 2600 West Olive Avenue, 5th Floor, Burbank, California 91505.
Item 2. Identity and Background
     This statement is filed by Lloyd I. Miller, III (“Miller” or the “Reporting Person”). Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
     Miller is the investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $4,107,045.11.
     Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.
     Milfam I: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was $243,231.48.
     Milfam II: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $2,788,939.85.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller on his own behalf was $1,449,387.46.

Item 4. Purpose of the Transaction
      On November 11, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Churchill Downs Incorporated, a Kentucky corporation (“Parent”), Tomahawk Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Tomahawk Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Parent (“Merger LLC”), providing for the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation, and then the merger of such surviving corporation with and into Merger LLC, all upon the terms and subject to the conditions set forth in the Merger Agreement (collectively, the “Merger”).
      In connection with the transactions proposed in the Merger Agreement, Lloyd I. Miller, III (“Miller”), entered into a Voting Agreement with Parent, dated as of November 11, 2009 (the “Voting Agreement”). Pursuant to the Voting Agreement, Miller has agreed, among other things, (1) during the period commencing November 11, 2009 and ending immediately prior to the termination of the Voting Agreement in accordance with its terms (the “Voting Period”), to vote the Shares as to which he has sole voting power, and to recommend that Shares as to which he shares voting power be voted (a) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement and any other matter to be approved by the stockholders of the Issuer in connection therewith and (b) against any Alternative Transaction (as defined in the Merger Agreement) and certain extraordinary corporate actions, transactions or other proposals involving the Issuer that are inconsistent with, or would impede, frustrate or prevent, the transactions contemplated by the Merger Agreement, (2) during the Voting Period, not to sell, transfer or enter into certain other transactions or agreements relating to the voting or ownership of, or economic interest in (each, a “Transfer”), any Shares as to which Miller has sole voting and dispositive power and (3) for a period of ninety (90) days following the consummation of the Merger, not to Transfer any shares of Common Stock of Parent (“Parent Common Stock”), or any interest therein, received by Miller in the Merger with respect to the Shares as to which Miller has sole voting and dispositive power to any person other than Parent, subject to certain limited exceptions. The Voting Agreement also provides that, during the Voting Period, Miller grants to Parent an irrevocable proxy to vote the Shares, or otherwise act on behalf of Miller with respect to the Shares, in the manner described in subclause (1) of the immediately preceding sentence.
      The Voting Agreement terminates upon the earlier of (A) the consummation of the Merger, (B) the termination of the Merger Agreement in accordance with its terms, (C) written notice of termination of the Voting Agreement by Parent to Miller or (D) any modification to the Merger Agreement that results in a reduction in the exchange ratio relating to Parent Common Stock or the cash consideration to be received in respect of the Shares or any other modification to the Merger Agreement that is materially adverse to Miller.
      This foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement. The Voting Agreement was filed as Exhibit 10.1 to the Issuer’s filing on Form 8-K dated November 13, 2009, and is incorporated into this Item 4 and Schedule 13D by reference.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 5,929,631 Shares, which is equal to approximately 14.2% of the total number of outstanding Shares, based on 41,726,835 Shares outstanding as reported in the Company’s Form 10-Q filed on November 13, 2009. As of the date hereof, 2,518,583 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 177,988 of the Shares beneficially owned by Miller are owned of record by Milfam I, 1,704,428 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 1,528,632 of the Shares are owned by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I, Milfam II and Miller directly.
     (c) Not Applicable.
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     See the response to Item 4, which is hereby incorporated into this Item 6 by reference.
Item 7. Materials to be Filed as Exhibits:

Exhibit 99.1	Voting Agreement, dated as of November 11, 2009, between Churchill Downs Incorporated and Lloyd I . Miller III (filed as Exhibit 10.1 to the Form 8-K filed by YouBet, Inc. on November 13, 2009, and incorporated herein by reference).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 18, 2009

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III